ANNUAL REPORTFirst Clover Leaf Financial Corp. 2013A Year of New Strength, Growth & Expansion

First Clover Leaf Bank

Contents

2013 Financial Snapshot	1
Letter to Shareholders	2
Board of Directors and Executive Management Team	4
Employees Who Strengthen Our Community	6
First Clover Leaf Bank Expands Into St. Clair County	8
Business Banking Group and Mortgage Team	10
How First Clover Leaf Bank Supports the Business Community	12
Community Support	14
Thanks to Our Employees	16
Annual Financial Report	17

2013 Financial Snapshot

FIRST CLOVER LEAF FINANCIAL RESULTS

Performance in 2013 was solid with net income of $3,356,061 or $0.46 per share compared to $4,064,501 or $0.53 per share in 2012. Our return on equity was 4.40% in 2013 compared to 5.17% in 2012. Our return on assets was .55% in 2013 compared to .74% in 2012. Our net income was impacted in 2013 by continued write-downs and expenses related to Other Real Estate Owned. These properties are legacy assets of the economic downturn of the last few years. Write-down and related expenses of these assets totaled $1,343,883.

MORTGAGES

With rising mortgage rates, our mortgage division experienced a significant slowdown in activity in the last half of 2013, as did the industry, resulting in a drop in our gain on sale of loans in 2013 to $560,526 from a high of $1,599,694 in 2012. This is an area we are emphasizing for improvement in 2014. An anticipated recovery in the housing market should allow us to improve in this area in 2014.

ASSET QUALITY

Asset quality continues to improve as evidenced by our non-performing and impaired loans to total loan ratio at year-end 2013 of 1.94% compared to 2012's ratio of 2.96%. This improvement in loan quality resulted in a Provision for Loan Loss Expense in 2013 of only $485,000 compared to $1,550,000 in 2012. Our Allowance for Loan Losses at year-end 2013 was approximately $5,591,000 compared to $5,945,000 in 2012 or 1.50% of total loans in 2013 and 1.51% in 2012.



Non-Performing Loans
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0%
2.96%
1.94%
2012
2013

NET INTEREST MARGIN

The last major variable in our financial performance was a decline in our Net Interest Margin from 3.39% in 2012 to 2.95% in 2013. This is a trend that most banks are struggling with as the competition for quality loans intensifies, while the ability to lower deposit rates any further is minimal. Our philosophy is that we are willing to compete on price, but never on quality.

ASSETS

Our assets grew 3.50% to $622,044,442 in 2013 from $600,769,032 in 2012. Gross loan volume decreased 2.65% in 2013 to $379,419,546 from $408,240,534 in 2012. New commercial loan production did not keep pace with many large payoffs as large borrowers took advantage of the low rate environment to refinance to lower, and in some cases, non-recourse rates in the secondary markets.

DEPOSITS

Our deposits increased 9.1% to $502,539,692 from $460,374,046 in 2012. The significant increase in our deposits was due primarily to normal fluctuations in certain large customers' accounts.



Deposits
$600,000,000
$500,000,000
$400,000,000
$300,000,000
$460,374,046
$502,539,692
9.1% Increase
2012
2013

CAPITAL

The bank continued to be considered well capitalized with 10.75% tier 1 capital compared to 11.45% tier 1 capital at year-end 2012. The current regulatory standard for "well capitalized" is 5.0%. In 2013 we repurchased approximately 474,034 shares of First Clover Leaf Financial stock totaling over $3,888,712. As we execute on our strategic plan, we plan to further deploy our capital in a way that enhances shareholder value.

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-2- We had a remarkable year in 2013, full of growth, expansion and change. Your company embarked on a new direction in 2013, as the Board of Directors worked closely with our Executive Management Team to transition leadership of the bank and holding company to a new CEO. Our long-time CEO, Dennis Terry, has a new role as Director of Market Relations and Board Projects for First Clover Leaf Bank. He remains a member of the Board of Directors of both the bank and the holding company. Dennis’ new role will allow him the time and flexibility for those personal pursuits he has delayed over the years due to his total commitment to First Clover Leaf Bank. Our shareholders owe an extreme debt of gratitude to Dennis for his dedication to the organization and the growth and profitability of the bank over these last 14 years. You will continue to see him in the bank and in the community, representing the shareholders in his new role. P. David Kuhl joined the organization as its new CEO on October 7th. Dave comes to the bank and the holding company with over 40 years of banking experience. He has already added to the rich history of the bank and has injected a new enthusiasm and direction to the employees. We encourage you to stop in and meet Dave if you have not yet had the opportunity. The first step in our new era for First Clover Leaf Bank was to establish a strategic plan that would guide the bank through 2016. Your Board of Directors met and meticulously analyzed the organization’s Strengths, Weaknesses, Opportunities and Threats (SWOT Analysis) and additionally spent significant time reviewing risks that could impact the bank over the next few years. We also compared ourselves to a high performing peer group to determine where we needed to focus our attention in order to improve shareholder value and return. This exercise provided a foundation that allowed the Senior Management Team of the bank to meet and develop a new strategic direction. Our plans call for a significant increase in outstanding loan balances in 2014. To that end we were proud to announce the establishment of our first Loan Production Office in O’Fallon, IL in nearby St. Clair County. We were fortunate to hire four seasoned professional St. Clair County loan officers, who started with the bank in the first weeks of January, 2014. We are excited about the growth these four individuals will bring to our organization. While the economy and loan growth remained sluggish in 2013, we are seeing signs of life in the lending arena for 2014 for our communities. Many new projects are underway and First Clover Leaf Bank is actively involved in many of them. Dear Shareholders:

First Clover Leaf Bank™
We're Better Together.

While we have seen solid growth in core deposits, much of our growth came in the form of special situation deposits from several large depositors. These deposits are cyclical in nature and may not remain in place during all of 2014. Our strategic plan recognizes this anomaly and we are working to maximize our deposit growth strategy.

We continued to take advantage of our strong capital position by buying back First Clover Leaf Financial shares through our Stock Buy Back Program.

We would characterize 2013 as a transition year. Our management team is strong, professional and dedicated. Our capital position will allow us to grow profitably. Our communities we serve are some of the strongest in the Metro East area. All of these are variables in an equation that equals success.

The investment you, as a shareholder, have made in us is a great responsibility and one that we embrace. We define our stakeholders as our shareholders, our customers, our employees, our communities, our regulators and our vendors. Each is important and each deserves our attention and dedication.

It is our goal to continue to serve our stakeholders proudly and profitably. Thank you for your confidence in us as we strive to make First Clover Leaf Financial and First Clover Leaf Bank the premier financial institution in the Metro East area.

Sincerely,

P. David Kuhl, President & CEO
Gerard A. (Gerry) Schuetzenhofer, Chairman



Dave Kuhl and Gerry Schuetzenhofer

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-4- Board of Directors and Executive Management Teamleft to right: Joseph Helms, Mary Westerhold, Joseph Stevens, Dennis Terry, P. David Kuhl, Gerry Schuetzenhofer, Gary Niebur, Mona Haberer, Kenneth Highlander and Joseph Guggerleft to right: William D. Barlow, P. David Kuhl, Lisa Fowler and Darlene (Dee) McDonald

A NEW STRATEGIC PLAN FOR 2014 – 2016

In early December, your Board of Directors and Executive Management Team engaged the help of a professional strategic facilitator to develop the First Clover Leaf Bank Strategic Plan for 2014 – 2016. We are pleased to introduce our new Vision Statement, Mission Statement and Core Values:

VISION STATEMENT

We will grow the franchise through acquisition, branch additions, new product implementation, line of business expansion, new customer sales and organic growth. In addition, we believe there is a great opportunity for the consolidation of community banking franchises in our market.

MISSION STATEMENT

First Clover Leaf Bank will be the premier financial services provider to individuals, businesses and corporations in the communities we serve, while increasing value to all stakeholders through personalized, exceptional service delivered through high-quality products.

CORE VALUES

Respect • Integrity • Efficiency • Innovation • Enthusiasm • Collaboration

We intend for our strategic plan to be more than words on paper and in that vein, we have established action areas to guide us through our journey. We believe this first step on our new journey is important, but to achieve our goals we need to continue to improve our financial results. The economy, and the banking industry in particular, has experienced almost six years of uncertainty, anemic growth, and weak financial performance.

While First Clover Leaf Bank was not immune to the economic downturn, we weathered the worst of it well, while positioning the bank to take advantage of what we anticipate is a strong future.

Respect • Integrity • Efficiency • Innovation
Enthusiasm • Collaboration

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Employees Who Strengthen Our Community



MARGE BROWN,
Assistant Vice President & Active Green Team Participant

Marge is one of the busier Green Team members, working the annual Health Fair and heading up the MS Walk and Relay for Life, which benefits the American Cancer Society. Her own family has been affected by cancer, so she works hard to raise awareness and funds to find a cure. The bank supports Marge's efforts with generous donations, sponsorships, and the time to plan these events at work.



TERRI LOWRANCE,
VP, Director of Treasury Management & Charity Fundraiser

Terri is actively involved in the Bethalto Rotary Club and the Cornerstone Church in Bethalto. She volunteers much of her time in organizing and running fundraisers and events for these two organizations that support the local community, especially those who are less fortunate. First Clover Leaf Bank supports Terri by letting her leave early or take some extra time off to go out and serve the community.



DEE MCDONALD,
EVP, CFO, Green Team Executive Management Rep & THANKS Board Member

Dee feels that her life has been blessed in many ways and wants to better the lives of others. She has served as a Gold Member of the Green Team for 12 years and is the Secretary & Treasurer for THANKS, a charity that provides groceries and Christmas gifts to needy families in the Edwardsville School District. The bank provides financial support to Dee's cause, and allows her time off work to volunteer and serve on the Board of THANKS.

THE GREEN TEAM

First Clover Leaf Bank
GREEN TEAM
Enriching the community one project at a time

The Green Team from First Clover Leaf Bank is an all volunteer group of employees that shares their time and talents to benefit the local community. For the past thirteen years, this generous, energetic group has enriched the lives of area residents through its support of not-for-profit organizations. The Green Team Members constantly strive to strengthen our hometown by contributing to important causes.

First Clover Leaf Bank is proud to support our employees who are committed to serving our community.

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Marge and Jim Brown at Relay for Life



Terri Lowrance and Marc Kamp delivering Meals on Wheels



Marge Brown delivering Meals on Wheels



Dee McDonald participating in THANKS charity food drive


First Clover Leaf Bank
The Green Team

Marge Brown and Dee McDonald (far right) volunteering at a Green Team event



Dee McDonald - Neighbors In Need Donation



Terri Lowrance participating in Bowling for a Cause

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-8- First Clover Leaf Bank was proud to take our community brand of banking beyond Madison County, to begin an exciting new venture into serving St. Clair County. New loaN ProDuctioN office oPeNS iN o’falloNOur first location in St. Clair County is a loan production office in the Green Mount Corporate Center at 475 Regency Park in O’Fallon, Illinois. This is not a traditional retail bank branch, but serves to promote and facilitate consumer and business loans to the communities in St. Clair County and Southwestern Illinois. This facility expands our already growing Mortgage Group, making our wide range of mortgage products more convenient and accessible to this area. It also provides home equity and other consumer loans. First Clover Leaf Bank Expands into St. Clair CountyO'Fallon Four - Used photo in ad Our newest location in St. Clair County

THE BUSINESS BANKING TEAM ADDS THE "O'FALLON FOUR"

The O'Fallon Loan Production Office also represents a major expansion of our Commercial Lending Team. We were pleased to add four highly experienced commercial loan officers to our Business Banking Team in 2014, all of whom serve out of this new location.

Each team member has a wealth of business banking experience and is strongly tied to St. Clair County. Their dedication, experience and network of connections to the area and the business community will have a powerful impact on the future growth of business banking at First Clover Leaf Bank.

BRIAN GIBSON	JOLENE FISCHER	ABEL ANDERSON	ROB PICKERELL, III
Senior Vice President & Market Executive 20 Years of Experience	**Vice President** 26 Years of Experience	**Vice President** 9 Years of Experience	**Vice President** 12 Years of Experience



left to right: Brian Gibson, Jolene Fischer, Abel Anderson and Rob Pickerell, III

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Business Banking Group Expanded to Achieve Growth Strategy



left to right: Paul Abert, Terri Lowrance, Jolene Fischer, Brian Gibson, Abel Anderson, Dave Kuhl, Bill Barlow, James DeMoulin, Steve Cooper, Lynda Tite, Ryan Goodwin, Rob Pickerell, III and Dennis Terry

Our Business Banking Group focused on new opportunities in 2013 and, despite the still-challenging economy, saw real growth and exciting expansion of our Business Banking team.

HIGHLAND BRANCH

The Highland location has been open since May of 2011 as a loan production office. In October 2013, the branch completed an expansion to a full-service branch. This expansion allowed this branch to begin offering a full range of banking products and services.

COMMERCIAL SERVICES

As the economy continues to improve and businesses start to expand, our Business Banking Group is ready to provide substantial lending capacity to facilitate this growth in all of our markets. The Business Banking Group has expanded and so have our products and services that we are able to offer our commercial customers. Our commercial loan and treasury management products are designed to give you the control and flexibility that will help your business succeed. To the right is a list of the most utilized services:

Commercial Loan Services
- Real Estate Construction & Development Financing
- Short-term Working Capital
- Equipment & Fixed Asset Term Financing
- Tax-exempt & Municipal Financing
- Operating Loans & Lines of Credit
- SBA & USDA Financing

Commercial Checking Accounts
- Business Fundamental/Plus
- Corporate Checking
- Business Money Market
- Corporate Sweep Account

Commercial Deposit Services
- Remote Deposit Capture
- Zero Balance Accounts
- ACH & Positive Pay
- Check Positive Pay
- Lockbox

Other Services
- Wire Transfers
- Courier Service
- Merchant Services
- Business Credit Card
- Business Debit Card
- Payroll Direct Deposit
- Online Cash Management
- Loan Sweep

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Our Mortgage Center Expanded Again in 2013

First Clover Leaf Bank has always provided mortgages, but in 2011, we invested in broadening and expanding our products and services. We offered more mortgage choices than the competition and developed an exceptional level of customer service. Our model was to work around our customers' busy schedules, meeting with them whenever and wherever it was convenient to them.

Our investment continues to pay off. Here are some of the Mortgage Team's accomplishments in 2013.

NEW MORTGAGE INVESTORS

In 2013, we signed agreements with additional experienced mortgage acquirers as new outlets for our mortgage products to help us expand our market share, and provide the capital to generate new loans.

NEW MARKET AND AN EXPANDED TEAM

In 2013, we added a new mortgage lender, Patty Wooff, to focus on the River Bend market.

NEW GOVERNMENT LOAN PRODUCTS

In 2013, the First Clover Leaf Bank mortgage division was able to add more choices for consumers, including new FHA and VA options.

NEW DISTINCTION

The First Clover Leaf Bank mortgage division was named Greater Gateway Area Realtors Affiliate of the Year in 2014, for the work performed in 2013.



left to right: Rob Treat, Scott Gruber, Marc Kamp and Patty Wooff

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-12- How First Clover Leaf Bank Supports the Business Community“ First Clover Leaf Bank has proven in a relatively short time that they are able to be flexible, competitive, and supportive to our unique business needs. I look forward to a long-term relationship with this great organization.” Dale Keller, Owner & CEO - Keller ConstructionFirst Clover Leaf Bank is ingrained in the business community, always providing support, financing, and sound advice. Here’s what a few of our business customers say about us. Dale Keller & Bill Barlow

-13- We now have several different companies that do all of their banking with First Clover Leaf. Everyone is helpful, knowledgeable, and responsive. Great service and prompt responses to loan requests have allowed us to aggressively pursue new business, upgrade our fleet, and launch new ventures.” Kurt Johnson, President - Southern Illinois Transfer, Inc. “ First Clover Leaf is a good old-fashioned home town bank where you know the people making decisions. They’re friendly and easy to work with.” Mark Halloran, President - Clear Skies, LLCKurt Johnson & Steve CooperMark Halloran & Brian Gibson

First Clover Leaf Bank Strengthens Our Community



2013 Health Fair hosted by the Green Team



The American Diabetes Association fundraiser



Santa's Workshop 2013

First Clover Leaf Bank has a long-standing tradition of giving back to our community with our time, talent, and treasure. We fully embrace what it means to be a community bank! Here are some of the highlights of our community involvement:

HEALTH FAIR

First Clover Leaf Bank's Green Team hosts this event each year to promote good health in the community. We invite local health-related vendors to participate. The bank provides a picnic lunch with food purchased from our business customers. Around 500 people attended in 2013.

SANTA'S WORKSHOP

Each year, about 200 of our Kids' Club members have their photos taken with Santa, make fun crafts, and enjoy refreshments. In 2013, we added a toy drive to benefit the THANKS organization.

HALLOWEEN PARADE

This is one of Edwardsville's most-attended events and our St. Louis Street office is on the parade route. We provide VIP bleacher seating, refreshments, a bounce house, and employee volunteers to create a fun party atmosphere for parade-goers.

HALLOWEEN FLOAT

Our employees put a lot of creativity and effort into making sure the First Clover Leaf Bank float is spectacular. About 25 employees put 100+ volunteer hours into the construction. This is a wonderful employee-bonding project and gives the bank tremendous exposure in the community. In 2013, our float was named Grand Champion!

AMERICAN DIABETES ASSOCIATION

The bank provided a $1,000 sponsorship and our employees raised another $2,007 for the annual walk, and we had a team participate in the walk. The bank also provided a $2,500 sponsorship for the Karen Keller Golf Outing for the Association.

AMERICAN CANCER SOCIETY RELAY FOR LIFE

Many of our own employees have had cancer, so the bank sponsors this event to help fund a cure. Our employees raise money and join hundreds of people in the community to participate.

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First Clover Leaf Bank
MONOPOLY

First Clover Leaf Bank's spectacular Halloween float



ADA Walk participants 2013



Relay for Life participants 2013

OTHER IMPORTANT DONATIONS & SPONSORSHIPS

- Boundless Playground Project
- First Clover Leaf Bank 5K Run
- Bowling for a Cause
- MS Walk
- Plum Street Clean Up
- Coats for Kids
- Food Pantry
- Meals on Wheels



Walk MS participants 2013



Bowling for a Cause 2013

EMPLOYEE-DRIVEN COMMUNITY INVOLVEMENT

We support our employees who give back to the community by donating to their charities, sponsoring their events, and giving them time to plan, participate or attend board meetings during work hours. Here are just a few of the many organizations First Clover Leaf Bank supports through employee efforts:

- Area Chambers of Commerce
- Boy Scouts
- Girl Scouts
- Habitat for Humanity
- Junior Achievement
- Knights of Columbus
- Local Boys & Girls Clubs
- Local Community Foundations
- Local Lions Clubs
- Local Rotary Clubs
- United Way
- YMCA

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Our Employees Fueled the Bank's Growth & Expansion

While our Board of Directors and Senior Management Teams developed and enacted smart business decisions that enabled First Clover Leaf Bank to grow and expand, it's our employees who carry out our mission day-to-day and provide the personal service that keeps our customers feeling welcomed and valued.



Senior Management Team (left to right): Brian Gibson, Chad Abernathy, Jamie Foster, Bill Barlow, Dave Kuhl, Lisa Fowler, Dee McDonald and Steve Cooper

THANKS TO OUR EMPLOYEES

We would not be the strong and successful community bank we are today without these dedicated employees:

Chad Abernathy
Paul Abert
Abel Anderson
Kimball Anderson
Kathy Arnold
Ruth Aylsworth
Bill Barlow
Ashley Bertels
Barbara Blackmon
Theresa Bodner
Willis Bowers
Robert Brakhane
Donna Brandmeyer
Brooke Brown
Carol Brown
Marge Brown
Sara Buetow
Nikola Bundalo
Andrew Butts
Jennifer Cappelletti
Barbara Carstens
Bryan Cassidy
Susan Chastain
Stephen Cooper
Wade Dauksch
Lara DeGroot
James DeMoulin
Malissa Duckworth
Debra Durbin
Jolene Fischer
Kevin Fitzgerald
Jamie Foster
Deborah Fowler
Lisa Fowler
Julie Fulton
Sally Gansner
Brian Gibson
Ryan Goodwin
Beverly Graham
Scott Gruber
Kayla Guthrie
Stephanie Hall
Megan Harbers
Adrienne Hardin
Susan Hart
Krystal Haug
Julie Hellmann
Cathy Henseler
Lisa Henss
Jessica Hewitt
Karla Hohlt
Cynthia Holloway
Amanda Huff
Julie Jackson
Heather Jenny
Marc Kamp
Elizabeth Kern
Meaghan Khong
Norma Kidd
Karen Kirkover
Mary Kokorudz
Rachel Korber
Cindy Korbet
Diana Kruckeberg
Kay Kubicek
Dave Kuhl
Walter Lauchner
Sharon Leichsenring
Kayla Lenhardt
Melvin Lewis
Terri Lowrance
Ryan Luckett
Connie Mang
Natasha Mangiaracino
Cathy Mareing
Janae Mason
Dee McDonald
Virginia Micheal
Pamela Nelson
Melanie Nolen
Kathryn Perry
Lyndia Pezza
Alexis Phillips
Amy Picarella
Robert Pickerell
Joni Picklesimer
Allison Rasmussen
Therese Roman
Vicki Rust
Ann Schmidt
Martha Schultz
Crystal Seals
Sandy Stevens
Dennis Terry
Lynda Tite
Robb Treat
Dianne Trout
Kandy Turner
Jillian Van Daley
Julianna Viox
Claire Warren
Jennifer Warren
Corisa Wood
Patty Wooff
Bradley Wylder

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Locations

Edwardsville - Goshen Office & Headquarters
6814 Goshen Road
P.O. Box 540
Edwardsville, IL 62025
618.656.6122

Edwardsville - 157 Center
2143 Route 157
Edwardsville, IL 62025
618.692.9900

Edwardsville - Downtown
300 St. Louis Street
Edwardsville, IL 62025
618.656.6200

Wood River
1046 Madison Avenue
Wood River, IL 62095
618.254.8445

Highland
12551 State Route 143, Suite A2
Highland, IL 62249
618.882.4251

O'Fallon LPO
475 Regency Park, Suite 150
O'Fallon, IL 62269
618.628.9546

firstcloverleafbank.com

First Clover Leaf Financial Corp.

First Clover Leaf Financial Corp. Stock is Traded Via the NASDAQ Capital Market Under the Symbol FCLF.

Investor Relations
Dee McDonald
6814 Goshen Road
P.O. Box 540
Edwardsville, IL 62025
618.656.6122

Legal Counsel
Barack Ferrazzano Kirschbaum & Nagelberg LLP
200 West Madison Street
Suite 3900
Chicago, IL 60606
312.984.3100

Audit Firm
Crowe Horwath LLP
One Mid America Plaza
Suite 700, P.O. Box 3697
Oak Brook, IL 60522-3697
312.899.7000

FDIC